EXHIBIT 99.1

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

QUIGLEY CORPORATION,	:	CIVIL ACTION
Plaintiff,	:
:
v.	:
:
TED KARKUS, et al.,	:
Defendants	:	NO. 09-1725

ORDER

AND NOW this 15th day of May 2009, upon consideration of the Motion to Dismiss filed by Defendants Ted Karkus, Mark Burnett, John DeShazo, Louis Gleckel and Mark Leventhal (together AKarkus Defendants) (Doc. No. 12) and Defendant Ligums= Motion to Dismiss (Doc. No. 18) as well as related responsive pleadings; Plaintiff=s Motion for a Preliminary Injunction (Doc. No. 27) as amended, and Defendants= Response (Doc. No. 32); and Karkus Defendants= Emergency Motion to Compel (Doc. Nos. 33, 34) and Plaintiff=s Response (Doc. No. 35), and following oral argument on May 7, 2009 and an evidentiary hearing May 14, 2009, it is HEREBY ORDERED that:

1)
The Karkus Defendants= Motion to Dismiss (Doc. No. 12) and Defendant Ligums= Motion to Dismiss (Doc. No. 18) are DENIED as to Plaintiff=s claims relating to Mr. Ligums= alleged participation in the Karkus Defendants= proxy solicitation, but remain held in abeyance at to other issues and claims;

2)
As explained in more detail in the accompanying Memorandum, Plaintiff=s Motion for a Preliminary Injunction (Doc. No. 27) is DENIED, and the Court will NOT require the Karkus Defendants to amend their Schedule 13D and proxy materials to include Defendant Ligums as part of their group, and will NOT enjoin the Karkus Defendants from soliciting proxies in absence of making any type of disclosure; and

3)
The Karkus Defendants= Emergency Motion to Compel Adoption of Election Procedures (Doc. No. 33) is GRANTED in that the Quigley Corporation must provide its shareholder list to counsel for Defendant Karkus by 7 p.m. EDT Friday, May 15, 2009, but is DENIED as MOOT in all other respects.

BY THE COURT:
S/Gene E.K. Pratter
GENE E. K. PRATTER
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

QUIGLEY CORPORATION,	:	CIVIL ACTION
Plaintiff,	:
:
v.	:
:
TED KARKUS, et al.,	:
Defendants	:	NO. 09-1725

MEMORANDUM

Pratter, J.	May 15, 2009

I.           INTRODUCTION

Attacks on the citadel of corporate control frequently foment skirmishes that escalate into battles or full-fledged warfare too unruly for the roundtable of the boardroom.  When that happens the competing, self-proclaimed champions of shareholder suffrage rights enter the somewhat more decorous and restrictive lists of the courtroom.  Such is the dispute before the Court.

II.           PROCEDURAL BACKGROUND

Plaintiff Quigley Corporation (AQuigley@) commenced this suit on April 23, 2009 against Defendants Ted Karkus, Mark Burnett, John DeShazo, Louis Gleckel, and Mark Leventhal (collectively, AKarkus Defendants@) and John Edmund Ligums, Sr., alleging violations of Sections 13(d) and 14(a) of the Securities and Exchange Act of 1934 (the AExchange Act@), 15 U.S.C. '' 78m(d) and 78n(a).

Quigley, a Nevada corporation with its principal place of business in Doylestown, Pennsylvania, manufactures a range of homeopathic and health products, including Cold-Eeze7.  Quigley is trades on the NASAQ and, as of March 27, 2009, had 12,908,383 shares of its common stock outstanding.  The Karkus Defendants are a group of Quigley investors who collectively own more than 10 percent of the shares of Quigley.  Defendant Ligums owns approximately 546,000 shares of Quigley through his company, Jelco Inc.  Pl. Ex. 8.  Other adult members of the Ligums= family own 410,683 additional shares.  Pl. Ex. 9.

Quigley and the Karkus Defendants are engaged in a proxy contest.  Seven members of the Quigley board of directors are up for election in a shareholder vote scheduled to take place at the 2009 Annual Meeting on May 20, 2009.  The Karkus Defendants have nominated a competing slate of seven directors (individual defendants Ted Karkus, Mark Burnett, John DeShazo, Louis Gleckel, and Mark Leventhal, as well as non-defendants Mark Frank and James McCubbin) to challenge the incumbent board.  Defendant Ligums is not nominated to run on the Karkus Defendants= slate.

The Quigley Complaint alleges that the Defendants are attempting to obtain control of the company by means of materially false statements in proxy materials.  In the Complaint Quigley contends that the Karkus Defendants have concealed Mr. Ligums= participation in the proxy contest, failed to disclose the group=s true intentions for the company if they are elected to the board of directors, and mischaracterized the details of the sale by Quigley of Darius International and of Gary Quigley=s involvement in the sale.  In response, the Karkus Defendants and Mr. Ligums filed motions to dismiss the complaint.

The upshot of the Karkus Defendants= motion is that the complaint was rendered moot by a series of amendments to their filings with the SEC in which they disclosed all of Quigley=s allegations and furnished point-by-point responses to each assertion.  Mr. Ligums= motion argued that the complaint states no cognizable cause of action against him.

Oral argument on the motions to dismiss was held on May 7, 2009, by which time Quigley had made clear its intention to seek a preliminary injunction either to prevent the Karkus Defendants from soliciting proxies or to compel the Karkus Defendants, prior to commencing any solicitation, to amend their proxy materials to acknowledge that Mr. Ligums is part of their Section 13(d) group, to reveal the group=s true plans for the company, and to remove allegations that the incumbent board of directors approved the sale of a company asset at a Aquestionable valuation@ to benefit Gary Quigley.  The Court has held resolution of the motions to dismiss in abeyance to allow consideration of the motion for preliminary injunction in advance of the fast-approaching shareholders meeting.  To that end, the Court has conferred with counsel on an as-needed basis to assist the parties in reaching agreements as to, or, in some instances, resolving expedited discovery scheduling and production matters, the crafting of an appropriate stipulated protective order and otherwise preparing for the preliminary injunction hearing.

In advance of the May 14, 2009 preliminary injunction hearing the Karkus Defendants filed a Motion To Compel The Adoption Of Election Procedures, to which Quigley has responded.  During a conference call on the day before the injunction hearing, Quigley informally informed opposing counsel and the Court that Quigley no longer intended to seek preliminary injunctive relief as to the Karkus Defendants filings= statements about the Quigley disposition of Darius International and about Gary Quigley in connection with that disposition or as to the Karkus Defendants= alleged non-disclosure of their plans for Quigley.  The only claim for injunctive relief was that the Karkus Defendants= SEC filings were misleading because of the failure to disclose that Mr. Ligums as part of the group soliciting proxies to challenge the incumbent board members standing for election.  Accordingly, on the morning of the preliminary injunction hearing the Karkus Defendants filed a Motion to Dismiss Abandoned Claims With Prejudice And For Remedial Relief.  Quigley has not yet had the opportunity to file a written response to this motion, but at the commencement of the preliminary injunction hearing Quigley placed on the record that it formally withdrew its application for a preliminary injunction as to the two issues described above but was not withdrawing them from their complaint.  Upon inquiry from the Court, counsel for Quigley acknowledged that, given the imminence of the shareholder meeting, there would be no opportunity for Quigley to proceed on those allegations prior to the shareholder meeting, thus necessarily leaving them unproven for all practical intents and purposes.

With this procedural background the preliminary injunction hearing proceeded on Quigley=s application that the Court (1) enjoin the Karkus Defendants from continuing to violate Section 13(d) and 14(a) of the Exchange Act; (2) enjoin the Karkus Defendants from participating the proxy contest; and (3) enjoin the counting of any proxies solicited by any Defendant or those acting in concert or participation with them on the basis of misleading proxy materials.

Based on the parties= filings and the evidence presented at the hearing, for the reasons that follow the Court denies Quigley=s Motion for a Preliminary Injunction.

III.	LEGAL STANDARD

AA district court may grant the >extraordinary remedy= of a preliminary injunction only if >(1) the plaintiff is likely to succeed on the merits; (2) denial will result in irreparable harm to the plaintiff; (3) granting the injunction will not result in irreparable harm to the defendants; and (4) granting the injunction is in the public interest.=@ P.C. Yonkers, Inc. v. Celebrations the Party Seasonal Superstore, LLC, 428 F.3d 504, 508 (3d Cir. 2005)  (quoting Maldonada v. Houston, 157 F.3d 179, 184 (3d Cir. 1998)).  See Charming Shoppes Inc. v. Crescendo Partners II, L.P., 557 F. Supp. 2d 621, 623 (E.D Pa. 2008).  Issuance of a preliminary injunction is appropriate only when the plaintiff has Aestablish[ed] every element in its favor.@  Id. (emphasis added).

As explained in this Memorandum, Quigley has not met its burden of proof that it is likely to succeed on the merits of its claims as articulated and presented.1

IV.	DISCUSSION

A.	Section 13(d) of the Exchange Act

Pursuant to Section 13(d) of the Exchange Act, any person who or group which, directly or indirectly, acquires Abeneficial ownership@ of more than five percent of certain equity securities is required to file appropriate disclosures with the SEC within 10 days of the acquisition.  15 U.S.C. ' 78m(d)(1).   Schedule 13Ds, filed with the SEC are forms that list the specific disclosures that must be made.  17 C.F.R. ' 240.13d-101

1Because Quigley has failed to meet the first requisite element for a preliminary injunction, the Court does not examine whether Quigley can establish the remaining elements.

Quigley alleges that the Karkus Defendants= Schedule 13D, as filed April 7, 2009 and amended April 28, 2009, is false and misleading.  Quigley claims that Mr. Karkus, the Karkus Defendants and Mr. Ligums are dissatisfied with the incumbent Quigley management and board and hope to gain control of Quigley at the upcoming shareholders meeting.  Quigley maintains that the Karkus Defendants failed to disclose that Mr. Ligums is part of their group for purposes of Section 13(d) of the Exchange Act and that he is part of the group intending to solicit proxies for the unseating of the incumbent Quigley board.

Section 13(d) defines a Agroup@ as Atwo or more persons act[ing] as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer,=@ 15 U.S.C. ' 78m(d)(3).  See also 17 C.F.R. ' 240.13d-5(b)(1) (When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership...as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.)   AThus, >the touchstone of a group within the meaning of Section 13(d) is that the members combined in furtherance of a common objective.=@  Roth v. Jennings, 489 F.3d 499, 508 (2d Cir. 2007) (quoting Wellman v. Dickinson, 682 F.2d 355, 363 (2d Cir. 1982)).  AMere relationship, among persons or entities, whether family, personal or business, is insufficient to create a group which is deemed to be a statutory person.  There must be agreement to act in concert.@  Scott v. Multi-Amp Corp., 386 F. Supp. 44, 70 (D.N.J. 1974) (citation omitted).  Whether persons Aconstitute a group for purposes of Section 13(d) is a question of fact.@  Charming Shoppes, 557 F. Supp. 2d at 625 (E.D. Pa. 2008) (citing Roth, 489 F.3d at 508).  However, Aan agreement to act together as a group, >may be formal or informal and may be proved by direct or circumstantial evidence.=@ Id. (quoting Morales v. Quintel Entm=t, Inc., 249 F.3d 115, 124 (2d Cir. 2001)).

Quigley contends that Defendant Ligums= extensive personal and professional connections with many of the Karkus Defendants, when considered in relation with his past involvement with and comments about Quigley, require the Court to find that he is in agreement with the Karkus Defendants to act in concert with them to solicit proxies and vote shares for control of the company.  Even allowing for an indulgent use of circumstantial evidence and recognizing that direct, Asmoking gun@ evidence, much less an admission of an agreement, would be highly unlikely to unearth, Quigley=s claim that Mr. Ligums has agreed to act as a member of the Karkus group to act in deliberate concert with Mr. Karkus and others to unseat the current Quigley board remains nothing more than a claim fed by unwarranted assumptions, innuendo and suspicion, but unsupported by any pertinent fact.

The sum total of the evidence presented to the Court amounts to the largely undisputed propositions that Messrs. Karkus, Leventhal, DeShazo and Ligums know each other through various business and social - - or familial connections - - some extending back a number of years and some involving their adult children - - that Messers. Karkus and Ligums have in the past expressed similar criticisms of Quigley management and have both made similar suggestions for alternative directions for Quigley to pursue, that the shareholdings in Quigley by the Karkus Defendants and Mr. Ligums (together with Mr. Ligums= stockbroker wife and his adult children) can be added up to amount to a notable and powerful percentage of the Quigley stock if those holdings were all to be voted in the same way, that Messrs. Karkus and Ligums were both on the phone with a senior Quigley officer a year ago when Mr. Karkus allegedly inquired about that officer=s possible interest in breaking with current management in favor of Mr. Karkus=s vision for Quigley, that Mr. Karkus has now determined to undertake an actual proxy solicitation in the effort to unseat the Quigley board in favor of the changes he had been less aggressively advocating in the past, and, finally, that when pressed by Quigley=s counsel to anticipate his possible vote at the upcoming shareholder meeting, Mr. Ligums acknowledged that it is Anot likely@ that he will vote against friends he has had for many years.

Before addressing Quigley=s efforts to fashion a Section 13d group out of the Afriendships@ at issue, the scarce specifics of the Defendants= contacts with Quigley bear mention inasmuch as they appear to have prompted the eruptions of the Quigley suspicions about Mr. Ligums acting as an undisclosed member of the Karkus group.  These contacts all involved Charles Phillips, Quigley=s Chief Operating Officer.  Mr. Phillips testified at the evidentiary hearing.  Mr. Phillips explained that Mr. Karkus was introduced to Quigley about ten years ago in a business context and thereafter became active in assisting the company with various financial and promotional activities.  Mr. Karkus introduced Mr. Ligums to the Company.  5/14/09 Tr. at 11-12.

Thereafter, over the years both Mr. Ligums and Mr, Karkus criticized Quigley management for, inter alia, insufficiently promoting the company to potential investors.  5/14/09 Tr. at 88.  Of significance to Mr. Phillips, in the spring of 2008 before the upcoming annual meeting, Mr. Ligums called Mr. Phillips to arrange a conversation between Messrs. Karkus and Phillips.  During the ensuing phone conversation, Mr. Karkus asked Mr. Phillips to join them in a proxy contest to oust Guy Quigley as CEO and Aprobably the rest of the directors.@  5/14/09 Tr. at 18.  Apparently Mr. Karkus did not volunteer the composition of Awe@ or Aus@ pronouns he used in the discussions and it appears Mr. Phillips did not ask.  According to Mr. Phillips, Mr. Karkus told him that he and his family Awould be taken care of financially for life@ if he agreed to the plan.  Mr. Phillips says he was Anon-plussed.@  Id.  Though he was on the call, both Mr. Phillips and Mr. Ligums agree that Mr. Ligums said nothing of substance during the call.  5/14/09 N.T. 35-36; 101.  Mr. Phillips thought about the proposal overnight and then declined.

Nothing came of the 2008 events; the Quigley power structure remained in tact.  Friendly relations between Mr. Phillips and Mr. Ligums (initially strained, in Mr. Phillips= view at least, by the 2008 phone conversation) resumed to the point of frequent e-mails between them every few days.  In Quigley=s view things changed abruptly on April 6, 2009 when Mr. Phillips and others at Quigley learned that Mr. Karkus had that day made a filing with the SEC, signaling his intention to solicit proxies to challenge the vote for the Quigley Board at the 2009 annual meeting.

Thus prompted, on April 9, 2009 at 12:17 p.m., Mr. Phillips sent Mr. Ligums an email reminding Mr. Ligums of conversation a year earlier and stating that he (Phillips) assumed  Mr. Ligums was supporting the Karkus Defendants in the current proxy contest.  Pl. Ex. 3.  In response, at 1:00 p.m., Mr. Ligums e-mailed a reply that he was sorry Mr. Phillips felt as he did, that he hoped Mr. Phillips would feel differently after the shareholder vote, and that he still considered Mr. Phillips a friend.  Pl. Ex. 4.  Quigley asserts that Mr. Ligums= failure to expressly disavow his participation in the group formed by the Karkus Defendants or, more precisely, his failure to challenge Mr. Phillips= assumption about his allegiance is evidence that he is part of the group.  Quigley points out that no disavowal is in Mr. Ligums= second response to Mr. Phillips dated April 10, 2009 at 10:04 a.m., which reads,

Last night I reread your missive.  You completely mischaracterized our conversation in the spring of 2008.  At no time did anyone try to * Buy your support **as you now contend.  Rather, we discussed the current direction that management was leading the company in & solicited your views.

If you truly believed that someone was trying to *Buy your support** I=m sure you would not have waited one year to voice that concern.

These three actual contacts - - the phone call a year ago of only the most dubious relevance now2 and the recent, at most ambiguous, dueling e-mails - - are the sum total of the actual communications in evidence that prompt the allegation that Mr. Ligums is part of the Karkus group.  They are not enough.

In addition, however, Quigley presents a variety of evidence that Mr. Ligums has extensive personal and professional connections with other members of the Karkus group.

Quigley notes - - and Mr. Ligums acknowledges - - that the website for Mr. DeShavo=s construction business includes a testimonial from Mr. Ligums.  5/14/09 Tr. at 69.  Further, Mr. Ligums also testified that his son holds a $300,000 recorded mortgage on Mr. DeShavo=s home.  5/14/09 Tr. at 70.  Quigley asserts that it is also relevant that Mr. Ligums is Facebook Afriends@ with Mr. DeShavo and one or more of Mr. DeShavo=s children.3  Quigley also highlights - - and, again, Mr. Ligums acknowledges - - that Messrs. Leventhal, DeShazo and Karkus were invited to Mr. Ligums= daughter=s wedding.  5/14/09 Tr. at 88.

2It can hardly be doubted that the business community in general and stock markets in particular have had a tumultuous year in which turmoil has reigned.

3For purposes of this litigation, the Court assigns no significance to the Facebook Afriends@ reference.  Facebook reportedly has more than 200 million active users, and the average user has 120 Afriends@ on the site.  The fastest growing demographic is those [users] 35 years old and older.  Facebook Pressroom,http://www.facebook.com/press/info.php?statistics (May 13, 2009).  Regardless of what Facebook=s apparent popularity or usefullness may say about the nature of 21st century communications and relationships, the site=s designers= selections of icons or labels offer no substance to this dispute.  Indeed, the Court notes that electronically connected Afriends@ are not among the litany of relationships targeted by the Exchange Act or the regulations issued pursuant to the statute.  Indeed, Afriendships@ on Facebook may be as fleeting as the flick of a delete button.

Mr. Leventhal, Mr. Karkus and Mr. DeShavo all maintain brokerage accounts with Mr. Ligums= firm.  Mr. Ligums unequivocally denies exercising any control over their accounts, or any clients= accounts - - including his wife=s or his grown children=s - - for any purpose.  5/15/09 N.T. 116.  He is equally unequivocal about having no plan with Mr. Karkus and not being part of the Karkus group in any form or fashion.  5/14/09 N.T. 102, 106-109.  The Court heard and saw in Mr. Ligums= testimony and appearance no reasonable basis to question his credibility in this regard.  Likewise, Mr. Karkus=s denials of having Mr. Ligums in his group was equally believable.  This is not to say that Mr. Phillips was not forthright in his demeanor and testimony.  Indeed, the Court also found him to be an earnest witness.  It is merely that his assumptions and fears were not evidence.

Accepting Quigley=s interpretation that Mr. Ligums= testimony about the likelihood of his upcoming vote means that he will be voting in favor of the Karkus slate, such an exercise of his franchise merely would be consistent with his previous well-known expressions of dissatisfaction with current Quigley management and his preference for a known clear alternative.  It does not make him part of a Section 13d Agroup,@ and it does not render the Karkus filings misleading or incomplete.  Indeed, in terms of publicly assigning Mr. Ligums to one camp or another, forcing him to choose while testifying in court after naming him as a defendant in exigent and expensive litigation appears to have been the impetus for Mr. Ligums= actual expression of his intentions.

Based on the decided lack of evidence presented by Quigley to support its claim, the Court finds that there is insufficient evidence that Quigley could prevail in proving that Mr. Ligums is a member of a group with the Karkus Defendants who should be disclosed in the SEC filings or otherwise disclosed as such to the shareholders.  Accordingly, the Karkus Defendants were and are not required to make any disclosure regarding Mr. Ligums on their Schedule 13D filings.

B.	Section 14(a) of the Exchange Act

Section 14(a) of the Exchange Act Awas intended to promote the free exercise of voting rights of stockholders by ensuring that proxies would be solicited with explanation to the stockholder of the real nature of the questions for which authority to cast his votes is sought.@  Mills v. Electric Auto-Lite Co., 396 U.S. 375, 381 (1970) (internal citations omitted).

Section 14(a) of the Exchange Act makes it unlawful for any person to solicit any proxy Ain contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors....@  15 U.S.C. ' 78n(a).  Rule 14a-9 of the SEC, promulgated under that section, makes it unlawful to solicit a proxy Aby means of any proxy statement...or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading....@  17 C.F.R. ' 240.14a-9.  For a misstatement or omission to be material, Athere must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the >total mix= of information made available.@  TSC Indus. v. Northway, 426 U.S. 438, 449 (1976); California Public Employees= Retirement System v. Chubb Corp., 394 F.3d 126, 129 (3d Cir. 2004).

As noted above, Quigley has withdrawn all other grounds for seeking a preliminary injunction other than the allegations about Mr. Ligums.  In view of the Court=s factual and legal ruling that Mr. Ligums was not and is not a member of the Karkus group for Section 13(d) purposes, there are no material misrepresentations made by the Karkus Defendants in that regard for purposes of Section 14(a).

V.	DEFENSE MOTION FOR FAIR ELECTION PROCEDURES

The Karkus Defendants seek to have the Court exercise equitable powers to wade more deeply into the upcoming proxy fight by dictating various details that are virtually tantamount to pacing off how much space should be left between the chairs for the annual meeting attendees.  Noting that in large measure the parties appear to be well on their way to working out the more salient issues (most notably, perhaps, arrangements for an appropriate, independent judge of elections), the Court declines to address this extraordinary Motion more formally because it is largely moot.  However, the Court grants the Motion in one regard, namely, for the prompt production to the Karkus group of the Quigley shareholder list.

The securities laws are designed to promote corporate transparency and disclosures to shareholders so that they have material information that can enhance their meaningful exercise of, in this case, suffrage opportunities.  Nevada corporate law gives the Karkus Defendants the right to the Quigley shareholder list, the only question now being when it is to be produced.  Quigley admits that the list is indeed ready to be produced, but states it is under no statutory duty to turn the list over until Monday, two days before the shareholder meeting. 5/14/09 Tr. at 202.  Having been brought into this contest about shareholder disclosures on the eve of the annual meeting and Quigley having fallen so short of its evidentiary burden in the preliminary injunction hearing, the Court concludes that the interests of meaningful shareholder democracy call for the shareholder list to be provided now rather than at the last possible legally required moment.

Quigley will be ordered to provide the shareholder list to counsel for Mr. Karkus by 7 p.m. EDT Friday, May 15, 2009.

VI.	CONCLUSION

An Order consistent with this Memorandum follows.

BY THE COURT:

S/Gene E.K. Pratter
GENE E. K. PRATTER
United States District Judge